REBEL GROUP, INC.

7500A Beach Road, Unit 12-313, The Plaza

Singapore 199591

September 21, 2015

BY EDGAR

Ms. Lyn Shenk, Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rebel Group, Inc.
Form 10-Q for Fiscal Quarter Ended June 30, 2015
Filed August 14, 2015
File No. 333-177786

Dear Ms. Shenk:

Reference is made to your comment letter to the Company dated August 20, 2015, relating to the Form 10-Q for the fiscal quarter ended June 30, 2015 (the “Comment Letter”). The Company hereby acknowledges that it received a copy of Comment Letter from the Securities and Exchange Commission on September 11, 2015. The Company will file a response letter and an amendment to the Form 10-Q for the fiscal quarter ended June 30, 2015 and an amendment to the Form 10-Q for the fiscal quarter ended March 31, 2015 in response to the Comment Letter no later than September 23, 2015.

We hereby acknowledge that:

•   the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Aan Yee Leong
Name:	Aan Yee Leong
Title:	Chief Executive Officer